Name and Address of Reporting Person:
Feldman, Albert, I.
184 Amber Drive
San Francisco, CA  94131

Date of Event Requiring Statement:
November 6, 1998

Issuer Name and Ticker or Trading Symbol:
Z-Seven Fund, Inc.
ZSEV

Relationship of Reporting Person to Issuer:
Director

Individual or Joint/Group Filing:
Form filed by One Reporting Person


Table I - Non-Derivative Securities Beneficially Owned:


Title of Security                Amount of Securities Beneficially Owned  Ownership Form: Direct (D) or Indirect (I)

Z-Seven Fund, Inc. Common Stock  50,050                                   I

Z-Seven Fund, Inc. Common Stock  31,000                                   I


Title of Security                Nature of Indirect Beneficial Ownership

Z-Seven Fund, Inc. Common Stock  by shared interest in San Francisco Advertiser

Z-Seven Fund, Inc. Common Stock  as co-TTEE of San Francisco Advertiser Profit Sharing Plan



Date:
November 16, 1998